Exhibit 99.1

Level 7, 151 Macquarie Street Sydney NSW 2000 Australia

ASX Announcement (ASX: PRR, NASDAQ: PBMD; ISIN:US74154B2034)

16 May 2013

CHAIRMAN’S ADDRESS

Before we commence the formal aspects of today’s General Meeting (GM), I would like to like to say a few brief words.

On behalf of the board of Prima BioMed Ltd (Prima or Company), welcome to this GM called by your directors to consider two very important resolutions.

Both resolutions relate to the funding of your Company’s continued development of its flagship product, CVac.

As further disclosed in Prima’s various announcements to ASX, the offer booklet pertaining to the recently completed share purchase plan (SPP) (which raised approximately $5 million from our existing shareholders), and the Notice of Meeting / Explanatory Statement relating to this GM, Prima has called upon shareholders to approve the issue of a certain number of shares (representing the shortfall from the SPP) to both directors and institutional investors.

Gross proceeds from these issues, and together with the funds raised from the SPP (and those that are expected to be raised under the Company’s recently announced entitlement offer of options (Entitlement Offer1)), will be used to:

•	co-fund up to three phase 2 trials of CVac in additional cancer indications and continue the ongoing clinical program;

•	continue CVac manufacturing optimisation programs to move toward a commercially successful and global product manufacturing platform;

•	provide general working capital for the Company and add security to the balance sheet,

and to pay the cost of the SPP and Entitlement Offer.

The directors’ willingness to participate in the SPP in the manner described in the Company’s various announcements and in the Notice of Meeting and Explanatory Memorandum, is an expression of their confidence in the continuing success of Prima and their view that the

[1]	The prospectus (Prospectus) in relation to the Entitlement Offer is available and copies can be obtained by calling the Company’s shareholder enquiry line between 8.15 am and 5.30 pm (Sydney time) during the period from and including the date on which the Entitlement Offer opens until and including the date on which the Entitlement Offer closes on 1300 737 760 (from within Australia) or +61 2 9290 9600 (from outside Australia). Offers of options under the Entitlement Offer will be made in, or accompanied by a copy of, the Prospectus. Prospective investors should consider the Prospectus in deciding whether to acquire options under the Entitlement Offer. Prospective investors who want to acquire options under the Entitlement Offer will need to complete an application form that is in or accompanies the Prospectus.

Company will continue to build on the tremendous progress achieved over the last two and a half years. Some of these key milestones include the:

•

establishment of a global manufacturing and distribution platform for personalised immunotherapeutic products with capacity on three continents to provide standardised CVac for clinical trials and developments;

•	implementation of a robust software and quality management system to automate scheduling, labelling, and shipping of the Company’s product at multiple clinics in approximately 15 countries;

•

achievement of orphan drug designation for CVac in the United States and Europe conferring significant benefits to Prima by reducing its expected regulatory fees and ensuring market exclusivity for a number of years;

•

announcement of interim data from the ongoing CAN-003 (Phase IIB) study in October and November 2012, indicating that CVac induces the right type of cancer killing immune response and positive trends in improvement of progression free survival; and

•	announcement of plans to move forward with pilot phase 2 trials of CVac in additional cancer types to enhance the clinical and commercial attractiveness of the program.

Further discussion in relation to each of the resolutions as well as an opportunity for shareholders to ask questions in relation to such resolutions will occur shortly.

Again, and on behalf of the board of Prima, I welcome you to this EGM, request that you carefully consider the resolutions put forward in the Notice of Meeting and Explanatory Statement, and most importantly, thank you for your continuing and robust support of the company and its notable objectives.

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalised bio-therapeutic products for cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders. Prima BioMed’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials for ovarian cancer patients in remission and soon to be in trials for other cancer types.

Disclaimer

The information contained in this announcement does not constitute an offer to sell securities or the solicitation of an offer to buy, or recommendation for investment in, any securities or financial products within the United States or any other jurisdiction and does not and will not form any part of any contract for the acquisition of securities in the Company. In the United States, securities may not be sold absent registration or an exemption from registration under the Securities Act. The information in this announcement is not intended as financial advice. Moreover, none of the information in this announcement is intended to constitute a prospectus within the meaning of the applicable laws of any jurisdiction and this announcement is not directed to any person in any country in which the distribution of such information is unlawful. Moreover, you should be aware of the fact that investments in undertakings, securities or other financial instruments involve risks. Past results do not guarantee future performance. This announcement contains certain “forward-looking” statements. The words “intends”, “expected”, “proposed”, “forecast”, “target”, and “will” and other similar expressions are intended to identify forward looking statements. Forward-looking statements, opinions and estimates provided in this announcement are based on assumptions and contingencies which are subject to change without notice. Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. There can be no assurance that actual outcomes will not differ materially from these statements. This dates referred to in this announcement are indicative only and subject to change. The Company reserves the right, subject to the ASX Listing Rules and the Corporations Act 2001 (Cth), to alter the dates at its discretion, without prior notice.